

June 2, 2015

<u>Via Facsimile</u>
Dennis R. Alexander
Chief Executive Officer
Mondial Ventures, Inc.
6564 Smoke Tree Lane
Scottsdale, Arizona 85253

     **Re:**    **Mondial Ventures, Inc.**
              **Form 10-K for the Fiscal Year ended December 31, 2013**
              **Filed April 15, 2014**
              **File No. 000-51033**

Dear Mr. Alexander:

We issued comments to you on the above captioned filing on May 4, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 16, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

                        Sincerely,

                        /s/ Karl Hiller

                        Karl Hiller
                        Branch Chief